

January 11, 2013

Via E-mail
Luis Santillana
Chief Financial Officer
Li3 Energy, Inc.
Marchant Pereira 150 Of. 803
Providencia, Santiago de Chile
Chile

> **Re:** **Li3 Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 27, 2012**
> **File No. 333-185714**

Dear Mr. Santillana:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

About This Offering, page 5

1. Please expand your disclosure to include a summary of the material terms of the transaction(s) pursuant to which the securities covered by the registration statement were issued, including disclosure of the aggregate proceeds received by the company following the closing of the transaction(s).

Exhibit 5.1 – Opinion of Anslow & Jaclin

2. Since the A Warrant Shares and the B Warrant Shares are currently not outstanding, please have counsel revise the third paragraph of its opinion to state that when the warrant shares are issued in the manner described in the registration statement, they <u>will</u> be legally issued, fully paid and non-assessable.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

3. Please have your auditor revise its consent to correct the company's inception date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Richard I. Anslow, Esq.